Exhibit 99.9

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

EPA Approves Construction of Energy Fuels’ Piñon Ridge Mill

Toronto, Ontario – October 27, 2011

Energy Fuels Inc. (TSX-EFR) (“Energy Fuels” or the “Company”) announced today that the United States Environmental Protection Agency (“EPA”) approved construction of the tailings impoundment and evaporation pond facilities for the Piñon Ridge Uranium and Vanadium Mill (“Mill”). These facilities will manage the tailings and wastewater produced by the Mill. Radon emissions from uranium tailings and wastewater are regulated by the EPA under the National Emissions Standards for Hazardous Air Pollutants (or “NESHAPs”). This is the only EPA approval required to construct and operate the Piñon Ridge Mill and follows Energy Fuels’ receipt of a Radioactive Materials License for the Mill from the State of Colorado in March of 2011. Permitting of the Mill is nearing completion with only the construction permit from the Colorado Air Pollution Control Division (APCD) for non-radioactive air emissions, still awaiting approval. This permit is in an advanced stage of review by the APCD.

“With the EPA approval, the permitting and environmental risk to our project is now behind us,” said Stephen P. Antony, President and CEO of Energy Fuels. “This is significant for Energy Fuels and the domestic uranium industry, as it is the first EPA approval of a conventional mill tailings facility since the NESHAP regulations were revised. Achieving this milestone brings Energy Fuels one big step closer to production of American uranium and vanadium.”

The EPA’s decision this week is the latest government approval issued to Energy Fuels, and further confirms the quality of the work done by the Company in designing its facilities and its commitment to the environment. On August 4, 2011, Energy Fuels received the required NESHAPs construction approval from the EPA for the Whirlwind Mine’s ventilation system. A similar approval was received for the Energy Queen Mine from the State of Utah Division of Air Quality on July 14, 2011. On September 26, 2011, the Company announced that it had entered into a legal settlement that clears the way for securing the water rights needed for Mill operations.

The Piñon Ridge Mill will be located in the heart of the Uravan Mineral Belt, historically the most significant uranium and vanadium producing region in the United States. There is currently only one other uranium and vanadium processing facility operating in the United States. Energy Fuels has two fully-permitted, production-ready mines in the area (the Whirlwind and Energy Queen), and is acquiring, permitting, and rehabilitating additional mines in the region with significant remaining uranium and vanadium resources.

About Energy Fuels: Energy Fuels Inc. is a uranium and vanadium mineral development company. The Company received a Final Radioactive Materials License from the State of Colorado for the proposed Piñon Ridge Uranium and Vanadium Mill in March 2011. The Mill will be the first uranium mill constructed in the United States in over 30 years.

With more than 45,000 acres of highly prospective uranium and vanadium property located in the states of Colorado, Utah, Arizona, Wyoming, and New Mexico, and exploration properties in Saskatchewan’s Athabasca Basin totaling approximately 32,000 additional acres, the Company has a full pipeline of additional development prospects. Energy Fuels, through its wholly-owned Colorado subsidiary, Energy Fuels Resources Corporation and its British Columbia subsidiary, Magnum Uranium Corp., has assembled this property portfolio along with a first class management team, including highly skilled technical mining and milling professionals based in Lakewood and Naturita, Colorado and Kanab, Utah.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario Securities Commissions.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Gary Steele	Curtis Moore
Investor Relations	Corporate Communications
(303) 974-2140	(303) 974-2140
Toll free: 1-888-864-2125	Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com